UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2013
Nunc Pro Tunc April 14, 2006

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synbiotics Corp.

File No. 000-11303 - CF#14026

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Synbiotics Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2003.

Based on representations by Synbiotics Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.90	through September 18, 2016
Exhibit 10.91	through December 6, 2005
Exhibit 10.92	through September 18, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary